Filed by: New Motion, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                               Subject Company: New Motion, Inc.
                                                   Commission File No: 000-51353

                           Address of New Motion, Inc.
                         42 Corporation Park, Suite 250
                            Irvine, California 92606
       Registrant's telephone number, including area code: (949) 777-3700


On Monday, October 1, 2007, we posted on our website, www.newmotioninc.com, a transcript of a conference call that occurred on September 27, 2007, at 4:30 p.m. ET, which discusses the Merger Agreement entered into on the same date by and between us and Traffix, Inc., a Delaware corporation. A copy of the transcript appears below.


                         HILL & KNOWLTON - SANTA MONICA

                           MODERATOR: MELISSA ROBINSON
                               SEPTEMBER 27, 2007
                                   3:30 PM CT


Operator:             Welcome,  and thank you for standing by. At this time, all
                      participants   are  in  a  listen  only  mode.  After  the
                      presentations we will conduct a question and answer session. To ask a question at that time, you may press star 1.

                      This conference is being recorded. If you have any objections, you may disconnect at this time.

                      I would like to turn the call over to Ms. Nicola Piggott. You may begin.

Nicola Piggott:       I am going to read some  general  statements  to begin the call and then I'll hand over to Burton Katz, the CEO of New Motion.

                      Forward-looking statements: At this press release and an extent in this conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform act of 1995.

                      Forward-looking statements are statements that are not historical fact, are based on certain assumptions and reflects our current belief and expectations. These forward-looking statements are subject to risks and uncertainties, and other important factors that could cause actual results, performance, or achievements to differ materially from any future results, performance or achievements, discussed or implied by such forward-looking statements.

                      The following factors among others could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. The risk that the proposed transaction may not be completed in a timely manner if at all, the failure of stockholders to approve the transaction, the failure to realize synergies and cost savings from the transaction, or delay in realization thereof, the business of New Motion Inc. and Traffix Inc. may not be combined successfully, or such combination may take longer, be more difficult, time consuming or costly to accomplish than expected, operating costs and business disruption following the merger, including our relationships with third parties, general business and economic conditions, geopolitical events and regulatory changes, the performance of financial markets and interest rates, and the ability to obtain governmental approval of the transaction on a timely basis, as well as other relevant risks detailed in the filings of New Motion and Traffix with the Securities and Exchange Commission, and available at the SEC's Internet site located at www.SEC.gov.

                      The information set forth herein should be read in light of such risks. The information set forth herein speaks only of the date hereof, and New Motion and Traffix disclaim any intention or obligation to update the information contained in this press release and conference call.

                      Important  additional  information  and  where to find it:
                      This communication is being made in respect of the proposed business combination involving New Motion Inc. and Traffix Inc. In connection with the proposed transaction, New Motion Inc. plans to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/ prospectus, and each of New Motion and Traffix's plan to file with the SEC other documents regarding the proposed transaction.

                      The definitive joint proxy statement/ prospectus will be mailed to stockholders of New Motion and Traffix. Investors and security holders of New Motion Inc. and Traffix Inc. are urged to read the joint proxy statement/prospectus and other documents filed with the SEC carefully in their entirety when they become available, because they will contain important information about the proposed transaction.

                      Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus when available, and other documents filed with the SEC by New Motion and Traffix through the Web site maintained by the SEC at www.SEC.gov.

                      Free copies of the registration statement and the joint proxy statement/ prospectus when available, and other documents filed with the SEC can also be obtained by directing a request to Ray Musci, President of New Motion Inc. at 949-777-3700 extension 221, or by directing a request to Todd Framer, 212-682-6300 extension 215, or Beth Moore, 212-682-6300 extension 224 of KCSA investor relations for Traffix Inc.

                      New Motion, Traffix and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of proxies and a description of their direct and indirect interests in the solicitation by security holdings or otherwise will be contained in the joint proxy statement/ prospectus and any other relevant materials to be filed with the SEC when they become available.

                      With that I would like to hand over to Burton Katz, CEO of New Motion Inc.

Burton Katz:          Good afternoon.  I would like to introduce myself. My name is Burton Katz and I am the CEO of New Motion Inc. Present on this call with me today is Jeff Schwartz, CEO and the Chairman of the Board of Traffix Inc.; Andrew Stollman,
                      President of Traffix; Ray Musci,  President of New Motion;
                      and Dan Harvey, CFO of Traffix.

                      Today I am pleased to make an important announcement to our respective shareholders, employees, partners and customers. As of today, Thursday, September 27, the boards of both companies have approved and we have entered into an agreement for a stock for stock merger between New Motion Inc. and Traffix Inc.

                      The company will be applying to list its shares on the NASDAQ Global Market, with the listing effective upon closing of the merger. With this combination, we will have resources to create a vertically integrated mobile entertainment network that will play a major role in the mobile industry worldwide.

                      Under the merger agreement, New Motion shareholders will retain approximately 55% of the shares of the combined company on a fully diluted basis, with Traffix's shareholders receiving shares constituting approximately 45% of the shares of the combined company.

                      The transaction values Traffix's share base upon New Motion's Wednesday closing price of $15.50 at $10.59, more than 100% premium over Traffix's Wednesday closing price.

                      Management projects that, assuming completion of the transaction by the end of 2007, the revenues of the newly combined entity for 2008 could reach between $145 and $160 million. I will lead the company as its Chief Executive Officer. Andrew Stollman, currently President of Traffix, will serve as President of the combined company, and Jeff Schwartz will step down as Chairman and Director and continue as a consultant to the combined company.

                      The Board of Directors of the company following the merger will initially consist of seven persons, with three persons designated by New Motion, two of whom will be independent directors, three persons designated by Traffix, two of whom will be independent directors, and myself acting as CEO.

                      Subject  to  the   customary   regulatory   clearance  and
                      shareholder approval, we plan to close at the end of 2007 or in the first quarter of 2008.

                      We aim to expand upon and solidify an innovative business model New Motion has created over the past year. The model evolved in part as a byproduct of working very closely with Traffix as a commercial partner. First, we are creating a true mobile entertainment network that owns a wide range of digital content, exclusive premium billed mobile subscription services and wide online distribution.

                      Second, we are well-positioned to serve the growing trend where consumers access digital content online, want to interact with those same or associated services on their mobile device, and are willing and able to pay for the ability to do so.

                      Third, by owning a diverse online distribution network, we are able to lower our effective cost for acquiring mobile subscribers while creating a larger audience, which we will further monetize with third party advertising.

                      Fourth, it is relevant to note that we will have at the time of closing a strong and healthy balance sheet that will enable the company to actively seek additional accretive acquisitions.

                      Significant and defining transactions such as this merger and the digital space are rich with opportunities and combined synergies. We may not be able to fully articulate or answer certain economic details about these synergies on this initial call, but these can and will be addressed in due course and upon closing the transaction.

                      Certainly there's a tremendous amount of operational work and definition that will take place in the coming months to fully realize this compelling and exciting opportunity for all shareholders.

                      To better introduce the strategic rationale and the economic relevance of this transaction, I want to first introduce my background and that of our respective companies. I have spent the last nine years in my professional career involved in building and operating large and successful global businesses in the mobile content, Internet marketing, and digital technology sectors.

                      These nine years, including two years as a principle in Price Waterhouse Cooper's telecom and Internet practices, managing global projects for large international clients, and six years with an early stage European based mobile content startup, which ultimately went public and achieved global revenues in excess of $260 million at the end of 2006.

                      Over the last few years I noticed an important trend specific to the mobile entertainment industry in the domestic US market. While broadband connectivity and rich media experiences were not assessable on the mobile handset, customers still demonstrated a growing appetite to discover and acquire content serves online and wanted a similar interactive experience using their mobile device.

                      This rendered the Internet the most powerful medium for efficiently acquiring customers for premium billed mobile entertainment services. There was a clear opportunity to create new and innovative content models that supported this trend. This notwithstanding, I believe the ultimate winner in this space would have to have leading Internet marketing competencies coupled with an existing strong mobile DNA.

                      In late 2006, I joined New Motion Inc. as its CEO. New Motion has grown from $5.9 million in net revenues in 2005, its first full year of operation, to $18.7 million in 2006, and continues to grow in 2007. This leads us to today and the merger with Traffix.

                      Traffix is one of the few complete interactive online marketing companies. The company owns a network of Web properties that receive over 25 million unique visitors per month, which is driven by its own valuable content that ranges from free legal music downloads to its own proprietary games. They also operate an affiliate network that syndicates third party advertising offers through 5,000 individual publishers, and a search engine marketing company that bids and manages approximately 2 million search terms per day.

                      The combined company by owning and controlling content and online distribution will be able to drive millions of visitors to exclusive subscription based offers, while monetizing those visitors with ad supported content. Management of both New Motion and Traffix believe this is a unique business model that provides scalability and sustainable growth over time.

                      First, the combined company will be positioned to address the growing trend where consumers are transitioning from accessing digital content on the Web to the portability of their mobile handset. We have the battle tested technology, the unique products, proprietary content and vast distribution to serve this growing market with both premium billed subscription and ad supported services.

                      Second, the combined company will be well capitalized and have a strong balance sheet with no debt and a significant cash position. In addition, management projects the combined company to provide growing positive free cash flow in the first quarter following the closing.

                      As a stand-alone entity, Traffix has consistently delivered earnings and its core business is expected to continue doing so. Now Motion, with limited financing, grew its business from a mere concept to an $18 million plus company, while producing earnings in both 2005 and 2006, the first two years of its existence.

                      In 2007, New Motion has and continues to invest aggressively in growing its subscriber base and building a scalable infrastructure where it expects to have up to 1 million monthly billable subscribers during the first quarter of 2008. We also plan to grow that subscriber base substantially next year.

                      New Motion's subscription base reoccurring revenue model is nearing an important inflection point, where net revenues minus fixed cost is expected to exceed its monthly acquisition expenses with a gap between the two that should widen in 2008.

                      The synergy I will detail will demonstrate how we amplify this noted gap between new customer acquisition cost and recurring revenue from our installed customer base. Management believes that New Motion's current cost for acquiring a single subscriber is up to 50% below the competitive market based on published competitive rates offered on affiliate networks.

                      In the online industry, it's common for affiliate networks and their associate affiliate to earn combined margins between 40 and 50%. Today, Traffix owns a competitive affiliate network that syndicates offers to third party publishers, a network of Web properties that receive an average of 25 million unique visitors per month, and a search engine marketing company that specializes in performance based search engine marketing and optimization.

                      By combine this vast distribution engine with New Motion's diverse set of mobile products, we expect to reduce our effective CPA even further. I believe it is important to note, this lower CPA will further drive growth where we expect to have additional operating cash to reinvest and grow the business.

                      Fourth, we believe we can create a competitive barrier to entry by effectively owning proprietary content, exclusive premium billed mobile offers and a wide online distribution targeting unique and differentiated sets of customer audiences.

                      In the digital entertainment sector, content typically creates an audience and community. We have shown working alongside Traffix that we can successfully take that content and convert it into premium billed subscriptions to the same ever expanding consumer audiences and communities.

                      We have worked hard in the past year to create innovative and compelling content services covering mobile and the fixed Internet. Already working closely with Traffix as a commercial partner, we have successfully demonstrated we can reach a unique demographic audience that is willing and able to pay for premium mobile services.

                      It's important to note, the early adoption of the fixed Internet was fueled by a younger audience, and ultimately it took a broader demographic to create ubiquity and critical mass. We have experienced a similar trend in mobile entertainment. Today, New Motion's primary customer is between the ages of 28 and 50 years old. Our targeted content services to this demographic are focused today on three primary categories; casual games, interactive contests and digital music.

                      I began my remarks by noting this transaction represents an important milestone for our respective shareholders, employees, partners and customers. In summary, the benefits of the transaction are: First, we will have a different business model than almost anyone else in the mobile entertainment space. We will not be dependant on accessing space on the carrier deck like many other companies in the industry. Our broad reaching proprietary content will enable us to attract potential subscribers, while identifying their target interests in the process.

                      Because of the scale that we have already achieved, we can create niche premium billed mobile communities that can be formed and operated profitably. These communities can cater to interests that will appeal to any group where we can acquire suitable compelling content.

                      Second, the metrics of our business are superior to those that currently exist. We believe our CPA's are lower, our average revenue per users are higher than others in the industry, resulting in a reduced payback period and a higher lifetime value per subscriber.

                      Third, the US market for mobile entertainment services and online advertising have, and is expected to continue enjoying strong growth rates. Our goal for 2008 is to become an extremely competitive and market-leading mobile entertainment provider, measured by the quality of our services and the number of active subscribers that we have.

                      Fourth,   we  will   have  a   well-capitalized   business
                      generating positive cash with a clear opportunity to both invest in both organic and acquisitative (sic) growth.

                      Fifth, we have a seasoned management team with deep direct marketing, online and wireless backgrounds, as well as experience and demonstrated success in starting, operating and leading companies in a public environment.

                      Sixth, it is important to note the two companies working together already have proven an ability to generate hundreds of thousands of new mobile entertainment subscribers monthly with an innovative, scalable and sustainable business model.

                      Thank you for your attention and participation, and we hope you share our enthusiasm as we embark on this extremely compelling and exciting opportunity the new enterprise affords us all. As I mentioned, there are many open operational and transitional issues that we have yet to totally define, and there is understandably much to accomplish as we work to complete our combination. With this in mind, I would like to turn the call over to the moderator and we will attempt to answer any and all questions at this point in time.

Operator:             If you would like to ask a question,  please press star 1.
                      Your name will be announced when your line has been opened. Please state your company name prior to asking your question.

                      To withdraw your request, you may press star 2. Once again, to ask a question please press star 1 on your touchtone phone.

                      Our first question comes from (Carter) (unintelligible).

(Carter):             Hey guys, how are you doing?

Man:                  Hi, how are you doing?

(Carter):             I'm doing very well.  You broke out the  roughly 1 million users right now; I was wondering what a realistic growth expectation would be in '08 and looking forward with that?

Burton Katz:          As I stated we will, as we file our S4, send out the joint proxy statements and get close to closing the transaction, we will be providing additional guidance. What I would point you to is effectively taking that 1 million billable subscribers and looking at New Motion's growth rate quarter over quarter since its inception, and try to work it back from there.

                      We will again be providing more clear guidance as we get closer to closing the transaction, but at this point in time we're not disposed to providing that.

(Carter):             Okay, great, and then a quick follow-up. Do you guys break out churn or the actual CPA or ARPU numbers?

Burton Katz:          We do not, as we deem that highly competitive information.

(Carter):             Okay, that you very much.

Operator:             Our next question comes from Ali  Mogharabi.  Please state your company.

Ali Mogharabi:        B. Riley.

Burton Katz:          Hey Ali, how are you?

Ali Mogharabi:        Hey guys.  A couple of  things,  one Jeff,  I see that you have the flexibility to sell around 1.2 million shares between now and the closing of the deal?

Burton Katz:          I will allow Jeff - or ask Jeff to answer the question.

Jeff Schwartz:        Ali, I think the  actual  correct  number was one  million shares, but I have given myself that flexibility and it's not an absolute, but it is an option that I've left myself.

Ali Mogharabi:        Okay, can you give us an idea why, and also I mean, I just noticed this. I haven't been able to look it up, but what percentage of your total current holdings is that one million?

Jeff Schwartz:        Well fully  diluted it will come in to about less than 50%
                      (sic 10%).

Ali Mogharabi:        Less than 50% (sic 10%) of yours, okay.

Jeff Schwartz:        And as to the  why,  I think  it's  sort of  obvious.  I'm beginning to start my quote, retirement, and I've elected to pass the baton to Burton who I think is probably the best guy that I've met to date to run a combined enterprise like this, and I think the company needs some fresh blood and fresh ideas and the kind of energy that only a guy Burton's age can bring to the equation.

Ali Mogharabi:        Gotcha. You still sound like you got a lot of energy Jeff.

Jeff Schwartz:        I got a lot of energy  Ali,  but  compared to this guy who sleeps about three hours a night I'm a laggard.

Ali Mogharabi:        Alright,  and then  Burton,  I think you  mentioned in the first  quarter  you expect to be free cash flow  positive?
                      Did I hear you right?

Burton Katz:          That's  correct,  and New Motion as a stand alone  company would expect to be so and obviously in the combined entity with the historic results that Traffix has delivered, as a combined company we'll fully expect to.

                      Again as I noted in the press release as well, we fully expect this transaction to be accretive to Traffix's shareholders.

Ali Mogharabi:        Gotcha,  okay and then one more thing. I just want to make sure I'm on the right track here. As you may know, I've followed Traffix for awhile. For my estimates for next year for revenues I've got around $82 million, so with that guidance - let's take the low end of the guidance of
                      145.  Let's say I'm right,  then it sounds  like we expect
                      New Motion to generate revenues around let's say over $60 million.

Burton Katz:          Ali,  we'll be updating  between now and the closing as we disclose more public information on exactly what that will look like, and we will reflect both the New Motion revenue that will be part of it, as well as the Traffix revenue that will part of it.

Ali Mogharabi:        I see.  I guess  Burton,  what I was trying to get an idea about was that - is assuming a 35, 45, maybe even 50% top line growth at least in the next couple of years, is that realistic?

Burton Katz:          Well what I would suggest,  or what I look at now prior to actually providing the specific information, is that if you look at New Motion over the past three quarters, and you look at our year over year growth, we have actually hit top line growth between 78 and 83% year over year over the past three quarters.

                      And I have made comments in my latest Q that we believe that we will continue to consistently deliver results as such.

Ali Mogharabi:        Gotcha. That helps. I appreciate it, thanks.

Burton Katz:          Thank you.

Operator:             Our next  question  comes from  (Melvin  Sanback).  Please announce your company name.

(Melvin Sanback):     (Sanback).  Listen,  I  have a  concern  and a  couple  of questions. My concern is that as I see this chart in front of me, New Motion stock sold at $120.12 a share in November of last year. It dropped to $4 a share within six months. It says 5/7/07 it was $4. That's $116 a share drop in six months time. My concern is what could possibly have happened that would warrant a profitable company like
                      Traffix that's paying a dividend to merge?

Burton Katz:          I'm going to defer it to the President of New Motion,  Ray
                      Musci.

Ray Musci:            I can't  necessarily  comment  for the chart  that  you're looking at. New Motion actually had reversed into a shell earlier this year. We raised money in it. There was a significant share exchange so - and again, in terms of the chart that you're looking at with reference to the price, I really can't comment on that. I think that the value of New Motion in the current market, if I find the market to be fairly efficient we find the most (unintelligible).

(Melvin Sanback):     Hello?

Burton Katz:          Yeah and just to expand  on Mr.  Musci's  commentary,  the process that unfolded was New Motion was a private enterprise and went public. They're doing a reverse merger in a public shell that had been through bankruptcy.

                      So some of the - I can't comment specifically on the chart that you're looking at other than to say that after the reverse merger into this public shell, and then effectively raising around $20 million of gross proceeds in a private placement, we then did a reverse stock split for 300 for one. I believe it's in the public filings. I believe it was around February of 2007 this year.

(Melvin Sanback):     One other question. Hello?

Burton Katz:          Yes?

(Melvin Sanback):     With most of the  funds,  it  appears  to be  coming  from
                      Traffix to get that good balance sheet. What does that do to the possibility of the continuance of the dividend?

Burton Katz: We haven't commented and haven't made a determination of that at this point in time. What I can say is that Traffix in its last quarterly conference call did state its usual policy as far as issuing dividends and making those decisions on a quarterly basis.

(Melvin Sanback):     Well I understand that, but okay. Yeah, thank you.

Burton Katz:          Thank you.

Operator:             Our next question comes from (Aaron  Fuque).  Please state your company.

(Aaron Fuque):        It's (unintelligible)  Capital. I was wondering,  I have a couple of  questions.  In your recent  10-Q,  New Motion's
                      10-Q, it talks about that you have a very significant customer, 85% of your revenue for the six months in 2007 came from one customer.

Burton Katz:          Yes.

(Aaron Fuque):        Maybe just what is the customer (unintelligible)?

Burton Katz:          Let me provide  some  clarity for you.  That's a very good question.  In the  mobile  content  business,  the way the payment structure works is that we have connection through
                      a  third   party   biller  with  the  actual   telco.   So
                      effectively, the telco charges the customer on their phone bill, and then they pay our third party biller who then remits funds to us.

                      At the time of the Q, 85% of our revenues flow through one third party billing aggregator.

(Aaron Fuque):        Oh, okay. So it's not - it's really not like a -

Burton Katz:          Yes, it's more of a - it's a very good question,  but it's more of just a supplier.

(Aaron Fuque):        Okay.

Burton Katz:          And it's very  typical  in the  mobile  content  space for people to use one supplier for the majority of their revenues or their volume of transaction, and then use either one or two other ones to back bill.

(Aaron  Fuque):       Right,  okay. That makes sense. And then another question, looking at the  volume  it's  actually  more  liquid  than
                      Traffix's,  which is not that liquid,  and I was wondering just being new to your company,  if you could just give me
                      some  color  on  the  (flow)  and  the   (unintelligible).
                      Anything you can give just to have some straight numbers would be helpful.

Burton Katz:          Can you repeat the question?

(Aaron Fuque):        Sure. Looking at your historical pricing and trading data, the stock is usually selling one or two or 3,000 shares per day?

Burton Katz:          Yes.

(Aaron Fuque):        And so I was just  wondering  if there's any color you can give us on who (unintelligible).

Burton Katz:          What I would  suggest is if you look at the - obviously at
                      the  public   filings,   it  does   state  the   different
                      percentages   of   beneficial   ownership  of  the  larger
                      shareholders. Having said that, I believe that - a color that I will - the color I will provide you is that in our particular shareholder base, we have investors from some very large funds, typically hedge funds that own the majority of our closely held stock.

                      As far as describing who those funds are and who those investors are, I would point you to the public filings.

(Aaron Fuque):        Okay and lastly,  I was wondering,  you say that your CPA, the way you calculate it is about half of what your competition is. Can you give us as much color as you feel comfortable giving in a public forum?

Burton Katz:          What we do know and what I did  state  was that  typically published rates on affiliate networks for mobile content services in the US market range in the area of $15, and we effectively - our effective CPA's are well south of this at this point in time. What we hope to - and I think this is really the power of the transaction and what we're actually trying to create here moving forward, rather than looking at both companies simply by the numbers today.

                      In a sense Traffix, who provides a number of leads and customers to competitors in the overall space, if we're able to take the margin out of that distribution chain, we effectively reduce our CPA's even further. And when we do that, we're then able to take the excess - effectively the excess operating profits, and continue to reinvest that in the business. Because the business is effectively a lifetime value sort of a business model, rather than the - say on your Traffix business model which is a transactional one.

                      That obviously is very meaningful because it allows us to gain a lot of leverage in terms of investing in our user base at a faster pace without sacrificing profitability.

(Aaron Fuque):        Okay,  and the other thing,  and this is more of a comment
                      than    a    question.     The    merger     consideration
                      (unintelligible). If it's based on yesterday's closing price would value Traffix's share at $10.59?

Man:                  Yes.

(Aaron Fuque):        And obviously it closed at $6.04. I've never seen a merger
                      discount  like  that,  so  I  think  the  market   doesn't
                      understand   or  maybe   there's   something,   some  more
                      information you could give out that might be -

Burton Katz:          I think the commentary is very fair. Obviously there's not a lot of information  out there at this point in time, and it is our intention, hope and goal to begin providing that information  as we file  our S-4 in the  next two to three weeks,  and then we actually get out in front of investors
                      with  more  detailed  information.   Not  just  about  the
                      business today, but about the power of the two businesses together.

                      I will say that working very closely with Traffix as a commercial partner in the past six months, we have information where we feel - that we feel demonstrates how powerful that could be on a go forward basis in advance of my quarterly filings as well as Traffix's quarterly filings.

                      Obviously we would both retain bankers that actually gave fairness opinions on the actual transaction, and we are confident that as we demonstrate the value of the two businesses as a combined entity moving forward, that the valuation is quite a fair one.

(Aaron Fuque):        Great, thanks for your time.

Burton Katz:          Thank you. I appreciate it.

Operator:             Our next  question is from (John  Schwartz).  Please state your company.

(John Schwartz):      (Parvus) Asset Management. My only question is whether the combined company's stock will trade on NASDAQ or kind of what's going to be done to facilitate that?

Burton Katz:          Just  to  give  some  background,   the  short  answer  is
                      absolutely  yes.  In the press  filing I believe we stated
                      that we will be on the  NASDAQ  - we  expect  to be on the
                      NASDAQ  Global  Listing  as  the  combined   company.   It
                      obviously meets all of those requirements.

                      As a stand alone company, we had actually in the process of this transaction were already filing for a global market status, where we as a stand alone company had met those requirements as well. Obviously with this transaction pending, it delayed us in executing on that filing.

                      So we do (unintelligible). We fully expect the company to be trading on NASDAQ Global.

(John Schwartz):      Okay great, thanks.

Burton Katz:          Thank you.

Operator:             Our next  question is from  (Trevor  Guldy).  Please state your company.

(Trevor Guldy):       RBC. It looks like based on the current  growth rates that you could do  approximately,  combined  it's about  115.20 this year and the press release said 145.60 next year, and that you have around $40 million in cash, so a very solid balance sheet. You can extrapolate out a pretty solid profit for 2008. Can you give us any guidance on potential savings when the two companies are merged?

Burton Katz:          It's a  great  question  and we are  working  on  that.  I believe that there are absolutely some material cost synergies between the two companies. We will absolutely begin detailing and outlining that as we go though this process prior to closing and update the public market accordingly.

                      In addition to that, I think that this combination, it really complements your initial statement. It's really more about the power of the two companies together from a growth perspective. So while there's certainly material cost synergies that we expect fully to extract from the businesses, this opportunity is really about creating a new business model in what is a red hot sector, the mobile entertainment services industry. Coupling that with the online advertising industry which is also a high growth market, and putting the two things together to really try to supercharge a powerful combination that will provide top line growth that is better than industry forecasts.

(Trevor Guldy):       You gave some  comments  on New  Motion's  top line growth going  forward.  Will this  synergy  sort of turbo  charge
                      Traffix's top line growth?

Burton Katz:          Go ahead Jeff.

Jeff Schwartz: You know, I really want to answer that because this is extremely advantageous to Traffix, because by having a proprietary subscription model built into our Web properties and our distribution channels, it gives us the ability to maximize space that was either not used at all or marginalized and increases our return on visitor to any of our sites, which allows us to drive more traffic to our site and gives us much more proprietary exclusive content and offers to syndicate through our affiliate network. So this is a win-win all around.

(Trevor Guldy):       Okay, thanks guys. Congratulations.

Man:                  Thanks.

Burton Katz:          Appreciate it.

Operator:             Once  again,  to ask a question  you may press star 1. Our next question is from (John Gilliam). Please state your company.

(John Gilliam):       (Point   Valley   Strategic   Capital.)   Good   afternoon
                      gentlemen. I wanted to see what if any collar is in place.
                      I see that the exchange is .683 shares of New Motion for each share of Traffix. I wanted just some color on what scenario there would be a resetting of that target.

Man:                  The current agreement actually has no collars.

Burton Katz:          And there  isn't  anything  at this time that would  reset that ratio in the merger agreement.

(John Gilliam):       Okay, so irrespective of where the trading between now and close date, it's pretty much set, .683?

Burton Katz:          That is correct.

(John Gilliam):       Okay. The announcement actually said that it is subject to adjustment under certain circumstances, so really there's not any circumstances that are related to share price? Is that fair?

Man:                  That is correct.

(John Gilliam):       Okay next question. I just wanted to get an idea, and this is obviously looking ahead a little but what does that next acquisition look like when you are - when this deal is closed, assuming it closes. You mention you've got a pristine balance sheet. I'm assuming it's going to be a fairly liquid NASDAQ stock for currency. What will that next acquisition look like? Will it be a content play or would it be another -

Burton Katz:          I think that's a great  question and probably a little bit preliminary to comment specifically, but what I will say, in our value chain and what sort of - if you look at the context of our business you have both content, exclusive mobile offers and vast distribution on the fixed Internet as well as on the mobile handset.

                      We will look at transactions across any of those areas, and particularly we will obviously try to leverage our distribution to look at bringing in companies that have communities of interest that we can actually put on top of our vast distribution platform. In addition to that, looking to continue to expand our distribution by adding to what we've already built as a combined company.

                      I think as a principle, the types of transactions that we will look at will be accretive in nature and provide more scale to the overall business.

(John Gilliam):       Thank you gentlemen.

Operator:             Our next  question is from (Jane  Lindamen).  Please state your company.

(Jane Lindamen):      I'm a  shareholder  of Traffix.  Following up the previous
                      gentleman's   question  about  the  exchange  ratio  being
                      subject to adjustment, if there are no circumstances under which there will be an adjustment then why do we have the sentence in the second paragraph of the release?

Man: I believe the question was, was there any adjustments that would be related specifically to either company's trading? In which case in terms of that collar, there is nothing that would actually adjust the ratio with regard to the share price of either company. There are specific covenants in terms of issues that both companies I think need to address between now and closing which may if exceeded give rise to an adjustment, but I would deem those adjustments to be fairly minimal.

(Jane Lindamen):      Okay. Thank you very much.

Man:                  Thank you.

Operator:             At this time there are no other questions.

Burton Katz:          Okay,  in sum  thank  you for the wide  attendance  on our first initial call. Obviously we will look very forward to providing more information as we work through this process prior to closing, and we'll look forward to future setting and such. But thank you all for your attendance.


                                       END